SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 14, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Enclosures:

1.               Nokia press release dated February 14, 2006:

“Nokia and SANYO Announce Intent to Form a Global CDMA Mobile Phones Business”

PRESS RELEASE

February 14, 2006

Nokia and SANYO Announce Intent to Form a Global CDMA Mobile Phones Business

Resulting company aims to be the global leader in CDMA mobile phones

Espoo, Finland/Osaka, Japan - Nokia and SANYO today announced a preliminary agreement with intent to form a new global company comprised of their respective CDMA mobile phones businesses -separate from the parent companies. The new entity will operate in the spirit of partnership and have major operations in San Diego, USA as well as Osaka and Tottori, Japan. The relevant assets from both companies will be contributed or made available for the new entity. Final agreements are expected to be signed in the second quarter of 2006, with the new business expected to commence operations in the third quarter 2006, provided that the due diligence has been completed and all necessary regulatory approvals obtained.

It is expected that the new company will benefit by combining both parties’ CDMA businesses to achieve a leading position within the global CDMA mobile phones market. Nokia brings to this resulting entity the strength of its world-renowned brand, demand supply expertise, a solid entry-level and mid-range CDMA mobile phones product portfolio and well-established relations with over 60 CDMA carrier customers around the globe. SANYO has a leadership position in mid-range and high-end CDMA handsets and maintains strong relationships with CDMA operators in Japan and North America.

“Meeting and exceeding our customers’ expectations is the key priority that drives Nokia every day,” said Olli-Pekka Kallasvuo, President and Chief Operations Officer, Nokia. “We identified this new entity as the best way to create an attractive CDMA phone portfolio for our customers with the widest possible product offering at the high-end, mid-range and entry levels. We estimate that the creation of this separate, associated company will provide Nokia with financial benefits from start. It also offers both parties timely access to R&D competencies that complement their own internal strategies.”

SANYO’s President, Toshimasa Iue said, “In addition to making possible the supply of even better products to our current customers, this new company will also lead to raising our position in the global market.” He added, “I am confident that integrating Nokia’s strong brand with SANYO’s ability to meet the markets needs will lead to the building of a very strong partnership in the CDMA industry.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About SANYO

SANYO is a global consumer electronics giant, with a new vision - ‘Think GAIA’, which aims to create solutions for a sustainable Earth by synergizing SANYO’s core technologies, such as photovoltaic systems, rechargeable batteries, CO2 compressors, HEV battery systems as well as digital cameras, mobile phones, electronic devices and components, etc. For further information, please visit SANYO’s web site at http://www.global-sanyo.com/.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which result from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel +358 7180 34900

Email: press.office@nokia.com

Nokia, US

Media Inquiries

Tel. +1 972 894 4573

Email: communications.corp@nokia.com

Nokia

Investor Relations, Europe

Tel. +358 7180 34927

SANYO

Corporate Communications

Tel +81 3 3837 6207

Fax +81 3 3837 6381

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel